UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018

OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 000-06217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

Intel 401(k) Savings Plan
Financial Statements and
Supplemental Schedule
As of December 31, 2018 and 2017, and
for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Intel 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Intel 401(k) Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1996.

San Jose, California
June 13, 2019

Intel 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2018	2017
Assets
Value of interest in Master Trust	$5,559,948,419	$5,848,727,246
Investments, at fair value	5,698,490,966	5,592,616,709

Receivables:
Notes receivable from participants	87,248,450	88,853,238
Participant contributions	9,930,960	11,681,910
Employer discretionary contributions	312,914,003	286,024,539
Interest and dividends	768	135
Due from brokers for securities sold	20,549	736,108
Total receivables	410,114,730	387,295,930
Total assets	11,668,554,115	11,828,639,885

Liabilities
Due to brokers for securities purchased and other accrued expenses	—	5,859,124
Total liabilities	—	5,859,124
Net assets available for benefits	$11,668,554,115	$11,822,780,761
See accompanying notes.

Intel 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions to (deductions from) net assets attributed to:
Participant contributions	$729,443,484
Employer discretionary contributions	313,988,909
Net investment loss from participation in Master Trust	(337,116,943)
Net realized and unrealized depreciation in fair value of investments	(478,463,805)
Interest and dividend income	132,202,396
Benefits paid to participants and participant withdrawals	(513,084,420)
Administrative expenses	(163,252)
Net decrease before transfer out to other plan	(153,193,631)
Transfer out to other plan	(1,033,015)
Net decrease	(154,226,646)

Net assets available for benefits:
Beginning of year	11,822,780,761
End of year	$11,668,554,115
See accompanying notes.

Intel 401(k) Savings Plan
Notes to Financial Statements
December 31, 2018

1. Description of the Plan
The following description of the Intel 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The plan document contains the definitive legal provisions governing the Plan.
General
The Plan is a defined contribution plan covering all eligible United States (U.S.) employees of Intel Corporation (the Company or Plan sponsor). Eligible employees may participate in the Plan at any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan, unless they choose a different deferral rate or make an affirmative election not to participate. Deferrals for participants who are automatically enrolled are deposited in the appropriate Target Date Fund, based on the participants' ages. Employee deferrals are subject to the limitations as set forth in the plan document.
As of January 1, 2011 (the effective date), the Company closed the Intel Minimum Pension Plan (the Intel Pension Plan) and the Intel Retirement Contribution Plan (the Intel Contribution Plan) to employees hired on or after the effective date. Employees hired on or after the effective date will receive an annual contribution, the Discretionary Intel Contribution, in their 401(k) Savings Plan Discretionary Intel Contribution Account.
The Company received a favorable private letter ruling for the Intel Pension Plan from the Internal Revenue Service (IRS) in October 2014. As of January 1, 2015, the Company froze future benefit accruals in the Intel Pension Plan to all employees at or above a specific grade level, and generally covering all highly compensated employees in the Intel Pension Plan. Starting in 2016, the impacted employees began receiving discretionary employer contributions in the Plan, instead of the Intel Contribution Plan.
Effective January 2, 2018, the Plan’s investments held in the master trust investments accounts were transferred to units of participation in collective investment trust funds held within a proprietary collective investment trust, the Intel Retirement Plans Collective Investment Trust (the CIT Trust), which was established by Global Trust Company. The Plan, the Intel Pension Plan and the Intel Contribution Plan are participating plans in the CIT Trust. The Global Trust Company is the trustee and investment manager of each collective investment trust fund offered by the CIT Trust. The Plan’s interest in each collective investment trust fund offered by the CIT Trust is held within the Intel Corporation Retirement Plans Master Trust (Master Trust).
The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Trustee
State Street Bank and Trust Company (State Street) is the trustee for the Plan and the Master Trust and held substantially all of the investments of the Plan and the Master Trust directly or through a sub-trust for which Fidelity Management Trust Company is the sub-trustee.
Administration of the Plan
The Company’s Chief Financial Officer appoints the members of the Retirement Plans Administrative Committee (RPAC) and the Investment Policy Committee (IPC). The RPAC is the fiduciary responsible for the general operation and administration of the Plan. The IPC is the fiduciary responsible for management and control of the Plan assets. Fidelity Workspace Services LLC (Fidelity) is the Plan’s record keeper.
Contributions and Participant Accounts
Participant Contributions
Eligible participants may make pretax deferrals, after-tax Roth 401(k) deferrals, or a combination of both, up to 50% of their annual eligible compensation, provided the amounts do not exceed the annual IRS limits. Such deferrals are withheld by the Company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Employees hired on or after January 1, 2011 but prior to January 1, 2013 were automatically enrolled and deemed to have elected pre-tax deferrals in an amount equal to 3% of compensation, with this amount increasing by 1% each April 1 of each successive plan year to a maximum of 10% of compensation, as defined, unless otherwise elected. Employees hired on or after January 1, 2013 are automatically enrolled and deemed to have elected pre-tax deferrals in an amount equal to 6% of compensation with this amount increasing by 2% each April 1 of each successive plan year to a maximum of 16% of compensation, unless otherwise elected. Participants who are 50 years of age or older by the end of a particular plan year are eligible to defer an additional portion of their annual compensation as catch-up deferrals, up to the annual IRS limit. Participants can elect to invest in any combination of the available investment options offered under the Plan, in addition to mutual funds and exchange-traded funds available through a self-directed brokerage account. However, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.
Company Contributions
For eligible participants, the Plan provides for the Company, at its discretion, to make an annual contribution to their Discretionary Intel Contribution Account, subject to certain limitations of the Code. Amounts to be contributed are determined by the Chief Executive Officer of the Company under delegation from the Board of Directors, pursuant to the terms of the Plan.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Generally, only eligible participants employed by the Company on the last day of the plan year and who have completed one year of service as defined by the plan document are eligible to receive the Company contribution, except in the event of death, job elimination, divestiture, total and permanent disability, or attainment of the normal or early retirement date occurring during the plan year. Participants have authority over the investment allocation of Company contributions.
Participant Accounts
Each participant's account is credited with the participant's contributions, an annual discretionary Intel Contribution and Plan earnings. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Employee Stock Ownership Plan (ESOP)
Under the terms of the Plan, the Intel Stock Fund is an ESOP in accordance with Code Section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.
Vesting
Participants are immediately 100% vested with respect to employee deferrals and related earnings.
Participants vest in their Discretionary Intel Contribution Account according to the following schedule:

Years of Service	Vesting

Fewer than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100
The value of each participant’s account becomes 100% vested when the participant reaches age 60, upon death, or upon total and permanent disability while actively employed. In addition, the value of each participant’s account may also become 100% vested upon job elimination or upon termination of employment due to a divestiture. For participants who withdrew from the Plan during 2018, unvested account balances of approximately $2,484,000 were forfeited during the year ended December 31, 2018. The Company considered these forfeited amounts in determining the Company contribution for 2018.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Payment of Benefits
Participants are eligible for a distribution of plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined in the plan document), participants may withdraw amounts from the employee contribution portion of their plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid as a single lump-sum distribution, monthly annuity payments (only pre-tax sources), partial distribution (not available to beneficiaries), or may request that the Plan make a direct rollover distribution to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their account transferred to the Intel Pension Plan. An annuity is paid to those participants based on the value of their plan account in accordance with the terms of the two plans. There were transfers under this option of $1,033,015 for the year ended December 31, 2018.
Notes Receivable from Participants
Active participants are permitted to obtain loans of up to 50% of their vested account balance in the Plan up to a maximum of $50,000 when combined with all other loans from the Plan and the Intel Contribution Plan. No more than two loans may be outstanding at any time. Participants’ account balances secure their loans. The interest rate on these loans is based on the prime rate plus 1% as reported by Reuters on the last business day of each month. Loan provisions are established by the RPAC and administered by the record keeper.
Participants may choose to obtain loans from the Plan, the Intel Contribution Plan or a combination of both. Repayments of loans are transferred to the participants’ Plan and Intel Contribution Plan accounts in the ratio to which their accounts provided funding for the loan.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment Valuation
A portion of the investments of the Plan is held in the Master Trust, which consists of the assets of the Plan, the Intel Contribution Plan, and the Intel Pension Plan. Prior to January 2, 2018, the Master Trust included multiple master trust investment accounts, in which different combinations of the above-mentioned plans invested. Each participating plan shared in the assets and earnings of the applicable master trust investment accounts based on its respective interest in each master trust investment account. See Note 3, "Investments," for the details of the investments held in the master trust investment accounts.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The investments and activities of each master trust investment account were specified; however, not all of the master trust investment accounts engaged in all of the investments or activities described.
Effective January 2, 2018, the Plan's investments held in the master trust investment accounts were transferred to the CIT Trust. The Plan’s interest in each collective investment trust fund offered by the CIT Trust is held within the Master Trust.
Investments held in the Master Trust and the Plan are stated at fair value, except for fully benefit-responsive investment contracts, which are presented at contract value. See Note 4, "Fair Value," for discussion on fair value measurements. Through January 1, 2018, the Plan held investment contracts within the Stable Value Fund master trust investment account. See Note 5, "Investment Contracts", for discussion on valuation of the investment contracts.
The fair value of corporate stocks, preferred stocks, exchange traded funds and mutual funds are valued at quoted prices in an active market.
The fair value of participation units in the collective investment trust funds and common collective trust funds, from here on termed collective trust funds, are valued using net asset value (NAV) of units held. Limited partnerships and corporations are valued based on the NAV per share. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liability. There are no future commitments on any of the collective trust funds.
The fair value of certain fixed income securities are valued at the closing price reported in an active market in which the individual security is traded. Other fixed income securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar fixed income securities, the fixed income security is valued under a discounted cash flows approach that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.
Other assets are investments in gold bullion. The fair value of the gold bullion is valued at the closing price reported in an active market in which the gold bullion is traded.
Income Recognition
Net investment gain (loss) from participation in the Master Trust consists of the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, interest, dividends, and administrative fees.
Net realized and unrealized appreciation (depreciation) in fair value of investments includes the net realized gain (loss) on investments sold during the year and the net change in unrealized appreciation (depreciation) during the year on investments held at the end of the year.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.
Notes Receivable from Participants
Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. The interest earned on these loans is included with interest and dividend income on the statement of changes in net assets available for benefits.
Benefit Payments
Benefits are recorded when paid.
Administrative Expenses
The Company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan (direct) or the Master Trust (allocated).
Contributions
Participant deferrals are accrued when withheld from the participants' salary. Company contributions are accrued in the period in which they become obligations of the Company, pursuant to the terms of the plan document.
Reclassifications
Certain amounts in the 2017 financial statements have been reclassified to conform with the 2018 presentation. These reclassifications do not affect net assets available for benefits as previously reported.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This amendment to the Accounting Standards Codification Topic 820, Fair Value Measurement, requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements for public entities. This amendment also removes the disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation process for Level 3 fair valued measurements. Furthermore, for investments in certain entities that calculate net asset value, an entity is required to disclosure the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. The amendment also clarifies that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurements as of the reporting date. This amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.
In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. This amendment is effective for annual periods beginning after December 31, 2018 for public business entities. The adoption of this standard is not expected to significantly impact the Plan’s financial statements.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

3. Investments
The Plan held investments in its own trust and through participation in the master trust investment accounts within the Master Trust. Effective January 2, 2018, the Plan's investments held in the master trust investment accounts were transferred to collective investment trust funds.
Master Trust Investments
The Plan's interest in the net assets of the Master Trust was approximately 47% at December 31, 2018. The net assets available for benefits of the Master Trust that the Plan participated in as of December 31, 2018 was $11,765,490,850, which was fully invested in collective investment trust funds. The Master Trust's net investment loss for the year ended December 31, 2018 was $396,261,570.

The Plan's percentage interests in each of the master trust investment accounts within the Master Trust as of December 31, 2017 were as follows:

U.S. Large Cap Stock Fund	63.4%
International Stock Fund	67.3
Global Equity Fund	57.0
Global Bond Fund	43.7
Opportunistic Bond Fund	38.0
U.S. Small Cap Stock Fund	62.0
Stable Value Fund	75.3
Alternative Investments Fund	0.8
Defensive Oriented Hedge Fund	37.9
Growth Oriented Hedge Fund	38.9
Diversified Real Assets Fund	61.7
Treasury Inflation Protected Securities Fund	40.9
Emerging Markets Fund	60.4

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the master trust investment accounts that the Plan participated in as of December 31, 2017:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Equity Fund	Global Bond Fund	Opportunistic Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Defensive Oriented Hedge Fund	Growth Oriented Hedge Fund	Diversified Real Assets Fund	TIPS	Emerging Markets Fund	Total
Assets
Cash	$166,717	$3,292,086	$600,181	$80,216	$34,635,331	$—	$52,859	$10,211,685	$—	$—	$184,572	$11,420	$—	$49,235,067
Common collective trust funds	1,276,078,354	744,911,765	213,231,983	228,819,524	187,250,566	362,062,599	29,289,762	—	113,963	1,469	539,067,932	338,707,619	437,056,672	4,356,592,208
Bonds	—	—	8,982,613	611,228,912	315,374,437	—	—	—	—	—	—	—	—	935,585,962
Mortgage-backed securities	—	—	—	4,152,286	37,558,358	—	—	—	—	—	—	—	—	41,710,644
Collateralized debt obligations	—	—	239,623	20,620,650	148,997,237	—	—	—	—	—	—	—	—	169,857,510
Mutual funds	763,643,279	—	—	—	—	—	—	—	—	—	—	—	—	763,643,279
Corporate stocks	—	212,555,254	981,853,374	—	214,958	192,739,076	—	—	—	—	—	—	—	1,387,362,662
Preferred stocks	—	—	—	—	1,011,065	—	—	—	—	—	—	—	—	1,011,065
Limited partnerships and corporations	—	—	—	—	209,927	—	—	1,500,213,183	698,584,217	1,252,601,137	—	—	205,058,319	3,656,666,783
Other assets	—	—	27,025,805	—	—	—	—	—	—	—	—	—	—	27,025,805
Derivative assets	—	—	11,843	—	4,815,250	—	—	—	—	—	—	—	—	4,827,093
Fair value of loaned securities:
Common collective trust funds	—	—	—	—	—	60,876,639	—	—	—	—	—	—	—	60,876,639
Cash collateral from brokers for derivatives	—	—	—	—	17,423,826	—	—	—	—	—	—	—	—	17,423,826
Investments of securities lending collateral[1]	—	—	—	—	—	62,629,547	—	—	—	—	—	—	—	62,629,547
Total investments, at fair value	2,039,888,350	960,759,105	1,231,945,422	864,901,588	747,490,955	678,307,861	29,342,621	1,510,424,868	698,698,180	1,252,602,606	539,252,504	338,719,039	642,114,991	11,534,448,090
Traditional guaranteed investment contracts	—	—	—	—	—	—	61,413,543	—	—	—	—	—	—	61,413,543
Synthetic guaranteed investment contracts	—	—	—	—	—	—	595,670,635	—	—	—	—	—	—	595,670,635
Total investments	2,039,888,350	960,759,105	1,231,945,422	864,901,588	747,490,955	678,307,861	686,426,799	1,510,424,868	698,698,180	1,252,602,606	539,252,504	338,719,039	642,114,991	12,191,532,268
Receivable from brokers for securities sold	—	—	26,611,818	18,883,900	44,820,796	—	—	—	—	703,608	—	—	—	91,020,122
Other receivables	—	534,719	1,772,430	3,978,544	3,466,131	257,979	1,794	—	121	2	—	—	—	10,011,720
Total assets	$2,039,888,350	$961,293,824	$1,260,329,670	$887,764,032	$795,777,882	$678,565,840	$686,428,593	$1,510,424,868	$698,698,301	$1,253,306,216	$539,252,504	$338,719,039	$642,114,991	$12,292,564,110

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

	U.S. Large Cap Stock Fund	International Stock Fund	Global Equity Fund	Global Bond Fund	Opportunistic Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Defensive Oriented Hedge Fund	Growth Oriented Hedge Fund	Diversified Real Assets Fund	TIPS	Emerging Markets Fund	Total
Liabilities
Derivative liabilities	$—	$—	$3,255,371	$—	$1,583,740	$—	$—	$—	$—	$—	$—	$—	$—	$4,839,111
Accrued administrative fees	166,717	479,800	2,580,093	352,811	526,788	377,197	133,735	172,750	1,522	1,469	184,572	11,420	13,020	5,001,894
Payable to return securities lending collateral	—	—	—	—	—	62,629,547	—	—	—	—	—	—	—	62,629,547
Payable to brokers for securities purchased	—	—	—	22,057,170	5,236,183	—	—	—	—	—	—	—	—	27,293,353
Other payables	—	—	—	—	1,854,159	—	—	—	—	—	—	—	—	1,854,159
Payable to brokers for collateral on deposit	—	—	—	—	13,923,000	—	—	—	—	—	—	—	—	13,923,000
Total liabilities	$166,717	$479,800	$5,835,464	$22,409,981	$23,123,870	$63,006,744	$133,735	$172,750	$1,522	$1,469	$184,572	$11,420	$13,020	$115,541,064
Net assets available for benefits	$2,039,721,633	$960,814,024	$1,254,494,206	$865,354,051	$772,654,012	$615,559,096	$686,294,858	$1,510,252,118	$698,696,779	$1,253,304,747	$539,067,932	$338,707,619	$642,101,971	$12,177,023,046

1 The balance at December 31, 2017 was related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 8, "Securities Lending", for further discussion on this program.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value held outside of the Master Trust as of December 31, 2018.

	Assets at Fair Value Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company common stock	$524,701,006	$—	$524,701,006
Mutual funds	668,293,330	—	668,293,330
Self-directed brokerage accounts	1,072,189,333	—	1,072,189,333
Collective trust funds	—	3,433,307,297	3,433,307,297
Total investments, at fair value	$2,265,183,669	$3,433,307,297	$5,698,490,966

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value held outside of the Master Trust as of December 31, 2017.

	Assets at Fair Value Classified as Level 1	Investments Measured at Net Asset Value	Total
Assets
Company common stock	$520,226,761	$—	$520,226,761
Mutual funds	1,970,090,145	—	1,970,090,145
Self-directed brokerage accounts	1,057,009,417	—	1,057,009,417
Common collective trust funds	—	2,045,290,386	2,045,290,386
Total investments, at fair value	$3,547,326,323	$2,045,290,386	$5,592,616,709
The assets measured at fair value within the Master Trust consisted of collective investment trust funds measured at net asset value with a balance of $11,765,490,850 as of December 31, 2018.
The following table sets forth by level, within the fair value hierarchy, the assets and liabilities at fair value of the Master Trust as of December 31, 2017.

	Assets and Liabilities at Fair Value Classified as:			Investments Measured at Net Asset Value
	Level 1	Level 2	Level 3		Total
Assets
Bonds[1]	$136,661,341	$798,924,621	$—		$935,585,962
Mortgage-backed securities	—	—	41,710,644		41,710,644
Collateralized debt obligations	—	—	169,857,510		169,857,510
Mutual funds	763,643,279	—	—		763,643,279
Corporate stocks	1,387,362,662	—	—		1,387,362,662
Preferred stocks	1,011,065	—	—		1,011,065
Other assets	27,025,805	—	—		27,025,805
Derivative assets	—	4,827,093	—		4,827,093
Fair value of loaned securities:
Common collective trust funds				$60,876,639	60,876,639
Investments of securities lending collateral[2]	62,629,547	—	—		62,629,547
Common collective trust funds				4,356,592,208	4,356,592,208
Limited partnerships and corporations				3,656,666,783	3,656,666,783
Total investments, at fair value	$2,378,333,699	$803,751,714	$211,568,154	$8,074,135,630	$11,467,789,197

Liabilities
Derivative liabilities	$—	$4,839,111	$—	$—	$4,839,111
Total liabilities, at fair value	$—	$4,839,111	$—	$—	$4,839,111
1 Level 1 investments consist of U.S. Treasury securities. All other fixed income instruments are Level 2.
2 The balance at December 31, 2017, was related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 8, "Securities Lending" for further discussion on this program.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The table below presents a reconciliation for the Master Trust assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for 2018.

	Fair Value Measurements Using Level 3
	Mortgage-Backed Securities	Collateralized Debt Obligations

Balance as of December 31, 2017	$41,710,644	$169,857,510
Transfer out to collective investment trust funds	(41,710,644)	(169,857,510)
Balance as of December 31, 2018	$—	$—
Changes in net assets are included in the Master Trust net investment loss for the year ended December 31, 2018.
Assets Reported at Net Asset Value
The following table summarizes investments held by the Plan measured at fair valued based on net asset value per share as of December 31, 2018 and 2017, respectively.

	2018	2017	Redemption Period	Redemption Notice
Collective trust funds:
Fixed-income funds (a)	$344,004,343	$328,357,233	Daily	0-2 days
U.S. large cap equity funds	2,175,706,156	772,928,041	Daily	0-3 days
U.S. small cap equity funds	782,720,552	817,864,301	Daily	0-3 days
International equity funds	130,876,246	126,140,811	Daily	0-5 days
Total investments at net asset value	$3,433,307,297	$2,045,290,386

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

The following table summarizes investments of the Master Trust measured at fair value based on net asset value per share as of December 31, 2018 and 2017, respectively.

	2018	2017
Common collective trust funds:
Emerging markets funds (c)		$437,056,672
Fixed-income funds (a)		997,414,886
U.S. large cap equity funds (d)		1,276,078,354
U.S. small cap equity funds (e)		422,939,238
International equity funds (b)		744,911,765
Diversified real assets funds (f)		539,067,932
Limited partnerships and corporations (g) (h) (i)		3,656,666,783
Collective investment trust funds	$11,765,490,850	—
Total investments at net asset value	$11,765,490,850	$8,074,135,630

(a)	The funds invest in short-term and long-term government, mortgage and corporate bonds. These funds have redemption restrictions limited to daily to monthly settlement with notice period of 0-10 days.

(b)
The funds seek to provide exposure to developed stocks outside the U.S., as represented by the MSCI All Country World Index, excluding the U.S. These funds have redemption restrictions limited to daily settlement with notice period of 0-5 days.

(c)
The funds seek to provide exposure to emerging market stocks outside the U.S., as represented by the MSCI EM Index, Lazard Emerging Markets Collective Trust Fund, and BlackRock MSCI Emerging Market Fund. These funds have redemption restrictions limited to daily settlement with notice period of 0-5 days.

(d)
The funds seek to match or exceed the performance of the Russell 1000 Index. The Russell 1000 Index focuses on the large- and mid-capitalization segment of the market, with approximately 90% coverage of U.S. stocks. These funds have redemption restrictions limited to daily settlement with notice period of 0-3 days.

(e)
The funds seek to match or exceed the performance of the Russell 2000 Index and Russell Mid-Cap Value Index, a free float-adjusted market capitalization index representing 2,000 small company stocks of U.S.-domiciled companies. These funds have redemption restrictions limited to daily settlement with notice period of 0-3 days.

(f)
The funds seek to match the Bloomberg Commodity Index, which is composed of futures contracts on physical commodities. These funds have redemption restrictions limited to daily settlement with notice period of 0-3 days.

(g)
Limited partnerships and corporations include absolute return hedge funds that typically take positions in primarily publicly traded securities and derivatives. The funds generally attempt to utilize trading strategies such as relative value, event driven and directional. The relative value strategy seeks return by capitalizing on perceived mis-pricing of related securities or financial instruments, and generally avoids taking a directional bias with regard to price movement of securities and markets overall. Event-driven strategy focuses on identifying and analyzing securities that can benefit from the occurrence of an extraordinary transaction or event (e.g., restructuring, takeovers, mergers, spin-offs, bankruptcy). Directional strategy takes a bias based on price movement of securities and markets. Limited partnerships and corporations also include long/short equity hedge funds that typically take both long and short positions in primarily publicly traded securities. Portfolios are built based on positive and negative views on equities. These hedge funds typically will include global exposure, which includes emerging markets. These funds have redemption restrictions limited to monthly to biennial settlement with notice period of 5-90 days.

(h)
Limited partnerships and corporations also include emerging market equity funds. The equity funds seek to outperform the MSCI Emerging Market Index and Russell Small Cap EM + Frontier Index, which are composed of exchange-traded equity securities. These funds have redemption restrictions limited to monthly settlement with notice period of 7-30 days.

(i)
Includes private real estate, energy and natural resources, credit, and equity and venture capital funds. The private real estate funds seek out value added and opportunistic real estate investments in non-publicly traded securities. The private energy and natural resource funds seek out private investments in non-publicly traded securities that focus on areas such as hydrocarbon reserves, infrastructure, timber, mining or minerals. The private equity and venture capital funds seek out private investments in non-publicly traded securities that include venture capital funding of exceptional growth potential enterprises, and special situations such as distressed, opportunistic, or secondary market positions. The private credit funds seek out investments in opportunistic credit, special and distressed situations. These funds typically will include global exposure, which includes emerging markets. These are closed-end funds, which are not eligible for redemption until a date in the future that currently cannot be determined. The liquidation of these investments is likely to occur at different times over the next 10 years. Redemptions occur at net asset value. Future commitments of these funds totaled $538,561,762 as of December 31, 2017.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

5. Investment Contracts
Prior to January 2, 2018, the Stable Value Fund master trust investment account held investment contracts with insurance companies and banks to provide participants with a stable return on investment and protection of principal from changes in market interest rates. BNY Mellon had discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the IPC. The Stable Value Fund was allocated to the Plan and the Intel Contribution Plan based on each plan's proportionate share of the underlying assets.
The investment contracts within the Stable Value Fund met the fully benefit-responsive investment contract criteria and, therefore, were reported at contract value. Contract value was the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value was the amount participants would have received if they were to have initiated permitted transactions under the terms of the Plan. Contract value represented the cost plus contributions made under the contracts plus interest at the contract rates, less withdrawals and administrative expenses.
These investment contracts were comprised of traditional guaranteed investment contracts (GICs) and synthetic GICs. The key difference between the synthetic investment contracts and the traditional investment contracts is that the Plan owned the underlying assets of the synthetic investment contracts. The synthetic investment contracts included a wrapper contract, which was an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically included certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owned only the contract itself. Synthetic and traditional investment contracts were designed to accrue interest based on crediting rates established by the contract issuers.
The synthetic investment contracts held by the Plan included wrapper contracts that provided a guarantee that the credit rate would not fall below zero percent. Cash flow volatility (for example, timing of benefit payments), as well as asset under performance, could be passed through to the Plan through adjustments to future contract crediting rates. Formulas were provided in each contract that adjusted renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates were generally reviewed quarterly for resetting.
The traditional investment contract held by the Plan was a guaranteed investment contract. The contract issuer was contractually obligated to repay the principal and interest at a specified interest rate that was guaranteed to the Plan. The contract could not be terminated before the scheduled maturity date.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts was dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may have been affected by future economic and regulatory developments.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Certain events may have limited the ability of the Stable Value Fund to transact at contract value with the issuers. Such events included the following:

•	Default of a wrap provider

•	Default of an underlying bond issuer with a material impact on the fund

•	Employer-initiated events that were within the control of the Plan sponsor that would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes in the qualification status of the employer or the plans participating in the fund
If any such event occurred, market value would likely have been used in determining the payouts to the participants. None of the above mentioned events occurred prior to transfer of the contracts to the applicable collective investment trust fund within the CIT Trust.
In general, issuers may have terminated the contract and settled at other-than-contract value if there was a change in the qualification status of the employer or the Plan, if there was a breach of material obligations under the contract and misrepresentations by the contract holder, if the market and book values diverged dramatically, or if there was a failure of the underlying portfolio to conform to the pre-established investment guidelines.
6. Party-In-Interest Transactions
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2018, the Plan made purchases of the Company’s common stock of $29,045,077 and sales and distributions totaling $32,527,031. In addition, the Plan holds investments managed by affiliates of Fidelity and State Street, which also qualify as party-in-interest transactions. As of December 31, 2018 and 2017, the Plan held $1,175,983,884 and $1,154,439,066, respectively, of investments managed by affiliates of Fidelity and $219,016 and $1,654,306, respectively, of investments managed by State Street.
7. Derivative Financial Instruments
Effective January 2, 2018, the Master Trust terminated all derivative contracts. The Plan did not directly hold any derivatives that were designated as hedging instruments. The Plan held derivative financial instruments through its investments in four master trust investment accounts. These master trust investment accounts consisted of separately managed accounts. The investment managers of these accounts may have used derivatives, consistent with the objective of the account, to hedge a portion of the investments to limit or minimize exposure to certain risks and to gain access to markets more efficiently. The investment managers did not employ leverage in the use of derivatives. The investment managers may have also entered into master-netting arrangements. See Note 9, "Master-Netting Arrangements" for a discussion on the master-netting arrangements.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Collateral was secured against derivative instruments whenever deemed necessary. Cash collateral received was recorded as cash, with a corresponding liability in the net assets available for benefits of the applicable master trust investment account, and cash collateral paid was included with other receivables. Collateral received in the form of securities was not recorded as an asset or liability, as the collateral could not be repledged. Securities pledged as collateral were recorded as assets in the net assets available for benefits of the applicable master trust investment account.
Cash collateral posted under such arrangements at the end of December 31, 2017 were as follows:

	Opportunistic Bond Fund
	Asset	Liability
Cash Collateral	$—	$120,000
Currency Forward Contracts
Currency forward contracts were utilized to hedge a portion of the currency exposure for investments that were denominated in foreign currencies. Currency forward contracts were generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, with the difference between contract value and market value recorded as unrealized appreciation (depreciation). When the currency forward contract was closed, the unrealized appreciation (depreciation) was transferred to a realized gain (loss) equal to the change in the value of the currency forward contract from when it was opened to the value at the time it was closed. Sales and purchases of currency forward contracts having the same settlement date and broker were offset, and any gain (loss) was realized on that date. At the end of 2017, open currency forward contracts were recorded as a derivative asset if the market value of the contract had appreciated, or as a derivative liability if the contract had depreciated.
Certain risks may have arose upon entering into a currency forward contract from the potential inability of counterparties to meet the terms of their contracts. The investment managers sought to control this risk by evaluating the creditworthiness of potential counterparties and establishing credit limits. Additionally, when utilizing currency forward contracts, the investment managers gave up the opportunity to profit from favorable exchange rate movements during the term of the contract.
Swap Agreements
Swap agreements were utilized to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. The investment managers entered into interest rate swap agreements to manage exposure to interest rates. In connection with these agreements, securities may have been identified as collateral in accordance with the terms of the respective swap agreements.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Swaps were marked-to-market daily based on quotations supplied by an exchange, a pricing service, or a major market maker (or dealer), and the change in value, if any, was recorded as unrealized appreciation (depreciation). Realized gain (loss) was recorded upon termination or maturity of the swap. At the end of 2017, outstanding swaps with a positive fair value were recorded as a derivative asset, and those with a negative fair value were recorded as a derivative liability.
Entering into these agreements involved, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the net assets available for benefits of the applicable master trust investment accounts. Such risks involved the possibility that there would be no liquid market for these agreements, that the counterparty to the agreements may have defaulted on its obligation to perform or disagreed as to the meaning of contractual terms in the agreements, and that there may have been unfavorable changes in interest rates.
Volume of Derivative Activity
There were no outstanding derivatives as of December 31, 2018. Total gross notional amounts for outstanding derivatives (recorded at fair value) as of December 31, 2017 were as follows:

	Global Equity Fund	Opportunistic Bond Fund	International Stock Fund

Currency forward contracts	$247,459,461	$58,036,487	$—
Interest rate swaps	—	120,340,000	—
Other	—	2,285,000	4,341
Total	$247,459,461	$180,661,487	$4,341
The gross notional amounts for currency forward contracts by currency as of December 31, 2017 were as follows:

	Global Equity Fund	Opportunistic Bond Fund
Australian dollar	$7,287,506	$—
British pound sterling	103,881,139	12,411,798
Euro	100,563,493	15,724,040
Hungarian forint	—	11,776,824
Japanese yen	9,263,200	11,754,466
Malaysian ringgit	2,380,561	—
South Korean won	15,258,897	—
Swedish krona	—	6,369,359
Swiss franc	8,824,665	—
Total	$247,459,461	$58,036,487

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Fair Value of Derivative Instruments
The fair values of the derivative instruments included in the net assets available for benefits of the applicable master trust investment accounts as of December 31, 2017 were as follows:

	Global Equity Fund		Opportunistic Bond Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$11,843	$3,255,371	$103,411	$754,911
Interest rate swaps	—	—	3,463,145	405,923
Other	—	—	1,248,694	422,906
Total	$11,843	$3,255,371	$4,815,250	$1,583,740
There was no derivative gain or loss recognized during 2018.

8. Securities Lending
Prior to January 2, 2018, the Master Trust had securities lending agreements with State Street relating to certain assets in the Global Bond Fund, the U.S. Small Cap Stock Fund, the Opportunistic Bond Fund, the Global Equity Fund, and the International Stock Fund, and a securities lending agreement with BlackRock Institutional Trust Company (BlackRock), relating to certain assets in the U.S. Small Cap Stock Fund. The master trust investment accounts were not restricted from lending securities to other qualified financial institutions, provided such loans were callable at any time and were at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The master trust investment accounts may have bore the risk of delay in recovery of, or even of rights in, the securities loaned if the borrower of the securities failed financially. Consequently, loans of securities were only made to borrowers deemed to be creditworthy. The master trust investment accounts were also subject to investment risk in connection with investment of the collateral. The applicable master trust investment accounts received compensation for lending their securities, either in the form of fees or by retaining a portion of the return on the investment of any cash received as collateral.
The investment managers may have also entered into master-netting arrangements. See Note 9, "Master-Netting Arrangements" for a discussion on the master-netting arrangements.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

Collateral was received in the form of cash or securities. State Street and BlackRock were the investment managers for the securities lending collateral pools. The investment policy statement required that securities lending cash collateral reinvested investments conform to the U.S. Securities and Exchange Commission guidelines for money market funds. Cash collateral was recorded as an asset, with a corresponding liability in the net assets available for benefits of the applicable master trust investment account. For lending agreements collateralized by securities, the collateral was not recorded as an asset or a liability, unless the collateral was repledged. All collateral received would have been in an amount equal to at least 102% of the fair value of the U.S. loaned securities and 105% of the fair value of foreign loaned securities. It was intended that the collateral would be maintained at that level during the period of the loan. The fair value of the loaned securities was determined at the close of business, and any additional required collateral was delivered the next business day. The applicable master trust investment accounts did not have the right to sell or repledge securities pledged as collateral. During the loan period, the master trust investment accounts continued to retain the rights of ownership, including dividends and interest of the loaned securities.
There was no cash collateral received under such agreements that the Plan was obligated to return to borrowers at December 31, 2018. Cash collateral received under such arrangements that the Plan was obligated to return to borrowers at December 31, 2017 was $62,629,547 related to the U.S. Small Cap Stock Fund.
There was no gain or loss generated from securities lending arrangements during the year ended December 31, 2018.
9. Master-Netting Arrangements

Most derivative instruments and all securities lending arrangements were subject to master-netting arrangements until January 2, 2018 in order to mitigate counterparty credit exposure. These master-netting arrangements permitted the Plan to net amounts due from the Plan to a counterparty against amounts due to the Plan from the same counterparty under conditions outlined in the terms and conditions of the arrangements.
There were no master-netting arrangements at December 31, 2018. Information related to the potential effect of the Plan’s master-netting arrangements, included in the net assets available for benefits of the applicable master trust investment accounts at December 31, 2017, was as follows:

				Gross Amounts Not Offset
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Financial Instruments	Financial Collateral	Net Amount
Derivative assets	$115,254	$—	$115,254	$(62,149)	$—	$53,105
Derivative liabilities	(942,716)	—	(942,716)	62,149	120,000	(760,567)
Securities lending (a)(b)	60,876,639	—	60,876,639	—	(60,876,639)	—

(a) The gross amounts recognized represents fair value of loaned securities at period end.
(b) The actual collateral received represented in financial collateral is greater than the amount shown here due to overcollateralization.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

10. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security, the trading value of which is used to determine the entire fair value of the Intel Stock Fund. Prior to January 2, 2018, the Plan’s exposure to credit risk on the wrap contracts was limited to the fair value of the contracts with each counterparty. Collateral was obtained and secured against investments whenever deemed necessary. The Plan had exposure to currency exchange rate risk on non-U.S.-dollar-denominated investments in debt and equity instruments, which may have been managed through offsetting derivative instruments to reduce foreign currency exposure. Policies have been established by the IPC to limit the Plan’s risk exposure through prudent diversification and investment of the Plan’s assets.
11. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
12. Income Tax Status
The Plan received a determination letter dated October 16, 2015 from the IRS stating that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code and to maintain the tax qualified status of the Plan.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions and is currently under audit for the years 2015 and 2016.
13. Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Intel 401(k) Savings Plan
Notes to Financial Statements (continued)

14. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2018	2017

Net assets available for benefits per the financial statements	$11,668,554,115	$11,822,780,761
Amounts allocated to withdrawing participants	(622,312)	(2,078,282)
Net assets available for benefits per the Form 5500	$11,667,931,803	$11,820,702,479
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2018 to the Form 5500:

Benefits paid to participants per the financial statements	$513,084,420
Less: Amount allocated to withdrawing participants at December 31, 2017	(2,078,282)
Add: Amount allocated to withdrawing participants at December 31, 2018	622,312
Benefits paid to participants per the Form 5500	$511,628,450
Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
15. Subsequent Events
Effective January 1, 2019, the Plan was amended to modify certain rollover, distribution, and hardship provisions of the Plan.
Effective January 1, 2019, the Master Trust was dissolved and a separate trust was created for the Plan. All assets were transferred from the Master Trust to the new trust.
Effective January 1, 2020, the Plan will add matching employer contributions with immediate eligibility and vesting.

Supplemental Schedule

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Mutual funds:
	American Funds EuroPacific Growth Fund		$227,345,512
	Dodge & Cox Stock Fund		331,117,903
	Invesco AIM Government and Agency		109,829,915
	Total mutual funds		668,293,330

	Common collective trust funds:
*	State Street Bank & Trust Company Short Term Investment Fund		219,016
	Vanguard Institutional Index Fund		1,337,824,748
	BlackRock U.S. Debt Index Fund F		343,785,327
	BlackRock 2500 Index Fund F		444,618,076
	BlackRock ACWI EX US IMI Index Fund		130,876,246
*	Fidelity Growth Company Fund		837,881,408
*	Fidelity Low-Priced Stock Fund		338,102,476
	Total common collective trust funds		3,433,307,297

	Self-directed brokerage accounts		1,072,189,333

	Common stock:
*	Intel Corporation		524,701,006

	Total investments		$5,698,490,966

*	Participant loans	Interest at 4.25% - 6.25%, maturing through 2030	$87,248,450

Column (d) for cost has been omitted as all investments are participant-directed.
* Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INTEL 401(k) SAVINGS PLAN

Date: June 13, 2019	By: /s/ Kevin T. McBride

Kevin T. McBride
Vice President of Finance, Corporate Controller and Principal Accounting Officer